SUB-ITEM 77D(g)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                                AIM FUNDS GROUP


On November 7, 2002, the Board of Trustees (the board) of AIM Funds Group on behalf of AIM International Emerging Growth Fund approved a proposal that would expand the universe of investments from which the fund may choose to include the securities of all small and mid-sized international companies.